File No. 812-15856

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of the Application of:

ONEX DIRECT LENDING BDC FUND, ONEX DIRECT LENDING CAYMAN FUND, LLC, ONEX

CREDIT LENDING PARTNERS I LP, ONEX SENIOR CREDIT FUND, L.P., ONEX SENIOR CREDIT II,

LP, OCP SENIOR CREDIT FUND INTERNATIONAL, LTD., OCP SENIOR CREDIT PARTNERS, LP,

ONEX CAPITAL SOLUTIONS (LUXEMBOURG), SCSP, ONEX CAPITAL SOLUTIONS

(LUXEMBOURG) FEEDER, SCSP, ONEX CAPITAL SOLUTIONS HOLDINGS, LP, OCS DYNACAST,

LP, ONEX CAPITAL SOLUTIONS, LP, ONEX CREDIT HIGH YIELD BOND FUND, LP, ONEX CREDIT

PROPRIETARY FUND LP, ONEX STRUCTURED CREDIT OPPORTUNITIES

FUND I, LP, ONEX STRUCTURED CREDIT OPPORTUNITIES PARTNERS I, LP, ONEX

STRUCTURED CREDIT OPPORTUNITIES INTERNATIONAL FUND I, LLC, ONEX STRUCTURED

CREDIT OPPORTUNITIES FUND II, LP, ONEX STRUCTURED CREDIT OPPORTUNITIES

PARTNERS II, LP, ONEX STRUCTURED CREDIT OPPORTUNITIES INTERNATIONAL FUND II,

LLC, OCP CLO 2014-5, LTD., OCP CLO 2014-6, LTD., OCP CLO 2014-7, LTD., OCP CLO 2015-9, LTD.,

OCP CLO 2015-10, LTD., OCP CLO 2016-11, LTD., OCP CLO 2016-12, LTD., OCP CLO 2017-13, LTD.,

OCP CLO 2017-14, LTD., OCP CLO 2018-15, LTD., OCP CLO 2019-16, LTD., OCP CLO 2019-17, LTD.,

OCP CLO 2020-8R, LTD., OCP CLO 2020-18, LTD., OCP CLO 2020-19, LTD., OCP CLO 2020-20, LTD.,

OCP CLO 2021-21, LTD., OCP CLO 2021-22, LTD., OCP CLO 2021-23, LTD., OCP CLO 2022-24, LTD.,

OCP CLO 2022-25, LTD., OCP CLO 2023-26, LTD., OCP CLO 2023-27, LTD., OCP CLO 2023-28, LTD.,

OCP AEGIS CLO 2023-29, LTD., OCP CLO 2023-30, LTD., OCP CLO 2024-31, LTD., OCP CLO 2024-32,

LTD., OCP CLO 2024-33, LTD., OCP CLO 2024-34, LTD., OCP CLO 2024-35, LTD., OCP CLO 2024-36,

LTD., OCP CLO 2024-37, LTD., OCP CLO 2024-38, LTD., OCP CLO AEGIS 2024-39, LTD., OCP CLO

2025-40, LTD., OCP AEGIS CLO 2025-41, LTD., OCP CLO 2025-42, LTD., OCP CLO 2025-43, LTD., OCP

CLO 2025-44, LTD., OCP CLO 2025-45, LTD., OCP CLO 2025-46, LTD., OCP EURO CLO 2017-1

DESIGNATED ACTIVITY COMPANY, OCP EURO CLO 2017-2 DESIGNATED ACTIVITY COMPANY,

OCP EURO CLO 2019-3 DESIGNATED ACTIVITY COMPANY, OCP EURO CLO 2020-4 DESIGNATED

ACTIVITY COMPANY, OCP EURO CLO 2022-5 DESIGNATED ACTIVITY COMPANY, OCP EURO

CLO 2022-6 DESIGNATED ACTIVITY COMPANY, OCPE CLO 2023-7 DESIGNATED ACTIVITY

COMPANY, OCP EURO CLO 2023-8 DESIGNATED ACTIVITY COMPANY, OCP EURO CLO 2024-9

DESIGNATED ACTIVITY COMPANY, OCP EURO CLO 2024-10 DESIGNATED ACTIVITY

COMPANY, OCP EURO CLO 2024-11 DESIGNATED ACTIVITY COMPANY, OCP EURO CLO 2025-12

DESIGNATED ACTIVITY COMPANY, OCP EURO CLO 2025-13 DESIGNATED ACTIVITY

COMPANY, OCP EURO CLO 2025-14 DESIGNATED ACTIVITY COMPANY, ONEX EVERGREEN

CREDIT MASTER FUND, L.P., ONEX EVERGREEN CREDIT FEEDER FUND, L.P., ONEX MPD SMA

SERIES 2022-1, L.P., ONEX HIGH YIELD BOND FUND (CANADA), ONEX CREDIT ADVISOR, LLC,

ONEX CREDIT PARTNERS, LLC, ONEX CREDIT MANAGEMENT LLC, ONEX CREDIT PARTNERS

EUROPE LLP AND ONEX CREDIT FINANCE II CORPORATION.

930 Sylvan Avenue

Englewood Cliffs, NJ 07632

(201) 541-2121

AMENDMENT NO. 1 TO THE APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

All Communications, Notices and Orders to:

Zachary Drozd

930 Sylvan Avenue

Englewood Cliffs, NJ 07632

(201) 541-2121

Copies to:

Rajib Chanda

Steven Grigoriou

Simpson Thacher & Bartlett LLP

900 G Street NW

Washington, DC 20001

(202) 636-5500

December 11, 2025

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the Matter of:	:::	AMENDMENT NO. 1 TO THE APPLICATION
ONEX DIRECT LENDING BDC FUND	:::	FOR AN ORDER PURSUANT TO
ONEX DIRECT LENDING CAYMAN FUND, LLC	:::	SECTIONS 17(d) AND 57(i) OF THE
	:::	INVESTMENT COMPANY ACT OF 1940 AND
ONEX CREDIT LENDING PARTNERS I LP	:::	RULE 17d-1 UNDER THE INVESTMENT
ONEX SENIOR CREDIT FUND, L.P.	:::	COMPANY ACT OF 1940 PERMITTING
ONEX SENIOR CREDIT II, LP	:::	CERTAIN JOINT TRANSACTIONS OTHERWISE
OCP SENIOR CREDIT FUND	::	PROHIBITED BY SECTIONS 17(d) AND 57(a)(4)
INTERNATIONAL, LTD.		OF AND RULE 17d-1 UNDER THE INVESTMENT
OCP SENIOR CREDIT PARTNERS, LP		COMPANY ACT OF 1940
ONEX CAPITAL SOLUTIONS (LUXEMBOURG), SCSP
ONEX CAPITAL SOLUTIONS (LUXEMBOURG) FEEDER, SCSP
ONEX CAPITAL SOLUTIONS HOLDINGS, LP
OCS DYNACAST, LP
ONEX CAPITAL SOLUTIONS, LP
ONEX CREDIT HIGH YIELD BOND FUND, LP
ONEX CREDIT PROPRIETARY FUND LP
ONEX STRUCTURED CREDIT OPPORTUNITIES FUND I, LP
ONEX STRUCTURED CREDIT OPPORTUNITIES PARTNERS I, LP
ONEX STRUCTURED CREDIT OPPORTUNITIES INTERNATIONAL FUND I, LLC
ONEX STRUCTURED CREDIT OPPORTUNITIES FUND II, LP
ONEX STRUCTURED CREDIT OPPORTUNITIES PARTNERS II, LP
ONEX STRUCTURED CREDIT OPPORTUNITIES INTERNATIONAL FUND II, LLC
OCP CLO 2014-5, LTD.
OCP CLO 2014-6, LTD.
OCP CLO 2014-7, LTD.
OCP CLO 2015-9, LTD.
OCP CLO 2015-10, LTD.
OCP CLO 2016-11, LTD.
OCP CLO 2016-12, LTD.
OCP CLO 2017-13, LTD.
OCP CLO 2017-14, LTD.
OCP CLO 2018-15, LTD.
OCP CLO 2019-16, LTD.
OCP CLO 2019-17, LTD.
OCP CLO 2020-8R, LTD.
OCP CLO 2020-18, LTD.
OCP CLO 2020-19, LTD.
OCP CLO 2020-20, LTD.
OCP CLO 2021-21, LTD.
OCP CLO 2021-22, LTD.

OCP CLO 2021-23, LTD.
OCP CLO 2022-24, LTD.
OCP CLO 2022-25, LTD.
OCP CLO 2023-26, LTD.
OCP CLO 2023-27, LTD.
OCP CLO 2023-28, LTD.
OCP AEGIS CLO 2023-29, LTD.
OCP CLO 2023-30, LTD.
OCP CLO 2024-31, LTD.
OCP CLO 2024-32, LTD.
OCP CLO 2024-33, LTD.
OCP CLO 2024-34, LTD.
OCP CLO 2024-35, LTD.
OCP CLO 2024-36, LTD.
OCP CLO 2024-37, LTD.
OCP CLO 2024-38, LTD.
OCP CLO AEGIS 2024-39, LTD.
OCP CLO 2025-40, LTD.
OCP AEGIS CLO 2025-41, LTD.
OCP CLO 2025-42, LTD.
OCP CLO 2025-43, LTD.
OCP CLO 2025-44, LTD.
OCP CLO 2025-45, LTD.
OCP CLO 2025-46, LTD.
OCP EURO CLO 2017-1 DESIGNATED ACTIVITY COMPANY
OCP EURO CLO 2017-2 DESIGNATED ACTIVITY COMPANY
OCP EURO CLO 2019-3 DESIGNATED ACTIVITY COMPANY
OCP EURO CLO 2020-4 DESIGNATED ACTIVITY COMPANY
OCP EURO CLO 2022-5 DESIGNATED ACTIVITY COMPANY
OCP EURO CLO 2022-6 DESIGNATED ACTIVITY COMPANY
OCPE CLO 2023-7 DESIGNATED ACTIVITY COMPANY
OCP EURO CLO 2023-8 DESIGNATED ACTIVITY COMPANY
OCP EURO CLO 2024-9 DESIGNATED ACTIVITY COMPANY
OCP EURO CLO 2024-10 DESIGNATED ACTIVITY COMPANY
OCP EURO CLO 2024-11 DESIGNATED ACTIVITY COMPANY
OCP EURO CLO 2025-12 DESIGNATED ACTIVITY COMPANY
OCP EURO CLO 2025-13 DESIGNATED ACTIVITY COMPANY
OCP EURO CLO 2025-14 DESIGNATED ACTIVITY COMPANY
ONEX EVERGREEN CREDIT MASTER FUND, L.P.
ONEX EVERGREEN CREDIT FEEDER FUND, L.P.
ONEX MPD SMA SERIES 2022-1, L.P.
ONEX HIGH YIELD BOND FUND (CANADA)
ONEX CREDIT ADVISOR, LLC
ONEX CREDIT PARTNERS, LLC
ONEX CREDIT MANAGEMENT LLC
ONEX CREDIT PARTNERS EUROPE LLP
ONEX CREDIT FINANCE II CORPORATION

930 Sylvan Avenue

Englewood Cliffs, NJ 07632

File No. 812-15856

Investment Company Act of 1940

I.	SUMMARY OF APPLICATION

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) under Section 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”),1 and Rule 17d-1, permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder. The Order would supersede the exemptive order issued by the Commission on September 26, 2023 (the “Prior Order”)2 that was granted pursuant to Sections 57(a)(4), 57(i) and Rule 17d-1, with the result that no person will continue to rely on the Prior Order if the Order is granted.

•

Onex Direct Lending BDC Fund (the “Company”), a Delaware statutory trust structured as an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a business development company (“BDC”) under the 1940 Act;

•

Onex Credit Advisor, LLC (“BDC Adviser”), an investment adviser registered under the Investment Advisers Act of 1940 (the “Advisers Act”), which serves as investment adviser to the Company, on behalf of itself and its successors;[3]

•

Onex Credit Partners, LLC (“Onex Credit Adviser”), an investment adviser registered under the Advisers Act, which serves as the investment adviser to certain Existing Affiliated Entities that are identified in Appendix A, on behalf of itself and its successors; Onex Credit Management LLC and Onex Credit Partners Europe LLP, both relying advisers of Onex Credit Adviser that serve as investment advisers or sub-advisers to certain Existing Affiliated Entities, on behalf of themselves and their successors, (together with BDC Adviser and Onex Credit Adviser, “Existing Advisers”);

•

Certain accounts identified in Appendix A that the Existing Advisers and their direct and indirect wholly owned subsidiaries, from time to time, may use to hold various financial assets in a principal capacity and that currently intend to participate in Co-Investment Transactions (together, in such capacity, the “Existing Proprietary Accounts”); and

•

The investment vehicles identified in Appendix A, each of which is a separate and distinct legal entity and would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act (the “Existing Affiliated Entities,” together with the Company, the Existing Advisers and the Existing Proprietary Accounts, the “Applicants”).[4]

[1]	Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.
[2]	Onex Falcon Direct Lending BDC Fund., et al. (File No. 812-15462), Release No. IC-34994 (August 30, 2023) (notice), Release No. IC-35023 (September 26, 2023) (order).
[3]	The term “successor” means an entity that results from a reorganization into another jurisdiction or change in the type of business organization.
[4]

All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application.

The relief requested in this application for the Order (the “Application”) would allow a Regulated Fund5 and one or more Affiliated Entities6 to engage in Co-Investment Transactions7 subject to the terms and conditions described herein. The Regulated Funds and Affiliated Entities that participate in a Co-Investment Transaction are collectively referred to herein as “Participants.”8 The Applicants do not seek relief for transactions effected consistent with Commission staff no-action positions.9

[5]

“Regulated Fund” means the Company and any Future Regulated Funds. “Future Regulated Fund” means an entity (a) that is a closed-end management investment company registered under the 1940 Act, or a closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act, (b) whose (1) primary investment adviser or (2) sub-adviser is an Adviser (as defined below) and (c) that intends to engage in Co-Investment Transactions. If an Adviser serves as sub-adviser to a Regulated Fund whose primary adviser is not also an Adviser, such primary adviser shall be deemed to be an Adviser with respect to conditions 3 and 4 only.

The term Regulated Fund also includes (a) any Wholly-Owned Investment Sub (as defined below) of a Regulated Fund, (b) any Joint Venture (as defined below) of a Regulated Fund, and (c) any BDC Downstream Fund (as defined below) of a Regulated Fund that is a business development company. “Wholly-Owned Investment Sub” means an entity: (a) that is a “wholly-owned subsidiary” (as defined in Section 2(a)(43) of the 1940 Act) of a Regulated Fund; (b) whose sole business purpose is to hold one or more investments and which may issue debt on behalf or in lieu of such Regulated Fund; and (c) is not a registered investment company or a business development company. “Joint Venture” means an unconsolidated joint venture subsidiary of a Regulated Fund, in which all portfolio decisions, and generally all other decisions in respect of such joint venture, must be approved by an investment committee consisting of representatives of the Regulated Fund and the unaffiliated joint venture partner (with approval from a representative of each required). “BDC Downstream Fund” means an entity (a) directly or indirectly controlled by a Regulated Fund that is a business development company, (b) that is not controlled by any person other than the Regulated Fund (except a person that indirectly controls the entity solely because it controls the Regulated Fund), (c) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act, (d) whose investment adviser is an Adviser and (e) that is not a Wholly-Owned Investment Sub.

In the case of a Wholly-Owned Investment Sub that does not have a chief compliance officer or a Board, the chief compliance officer and Board of the Regulated Fund that controls the Wholly-Owned Investment Sub will be deemed to serve those roles for the Wholly-Owned Investment Sub. In the case of a Joint Venture or a BDC Downstream Fund (as applicable) that does not have a chief compliance officer or a Board, the chief compliance officer of the Regulated Fund will be deemed to be the Joint Venture’s or BDC Downstream Fund’s chief compliance officer, and the Joint Venture’s or BDC Downstream Fund’s investment committee will be deemed to be the Joint Venture’s or BDC Downstream Fund’s Board.

[6]

“Affiliated Entity” means an entity not controlled by a Regulated Fund that intends to engage in Co-Investment Transactions and that is (a) with respect to a Regulated Fund, another Regulated Fund; (b) an Adviser or its affiliates (other than an open-end investment company registered under the 1940 Act), and any direct or indirect, wholly- or majority-owned subsidiary of an Adviser or its affiliates (other than of an open-end investment company registered under the 1940 Act), that is participating in a Co-Investment Transaction in a principal capacity; or (c) any entity that would be an investment company but for Section 3(c) of the 1940 Act or Rule 3a-7 thereunder and whose investment adviser is an Adviser.

To the extent that an entity described in clause (b) is not advised by an Adviser, such entity shall be deemed to be an Adviser for purposes of the conditions.

[7]	“Co-Investment Transaction” means the acquisition or Disposition of securities of an issuer in a transaction effected in reliance on the Order or previously granted relief.
[8]

“Adviser” means the Existing Advisers, and any other investment adviser controlling, controlled by, or under common control with an Existing Adviser. The term “Adviser” also includes any internally-managed Regulated Fund.

[9]	See, e.g., Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995).

II.	GENERAL DESCRIPTION OF THE APPLICANTS

A.	The Company

The Company was organized as a Delaware trust formed on April 27, 2021 for the purpose of operating as an externally managed, non-diversified closed-end investment company. The Company has elected to be regulated as a BDC under the 1940 Act. In connection with that election, the Company has registered its shares under the Exchange Act, and is thus subject to the periodic reporting requirements of the Exchange Act.

The Company’s investment objective and strategy is to generate current income while preserving capital, and to a lesser extent, capital appreciation by targeting investment opportunities with favorable risk adjusted returns. The Company has a three-member board of trustees (the “Company’s Board” and, together with the board of any Future Regulated Fund, the “Board”), of which two members are not “interested” persons of the Company within the meaning of Section 2(a)(19) of the 1940 Act.10

B.	BDC Adviser

The BDC Adviser, a Delaware limited liability company, is registered with the Commission as an investment adviser under the Advisers Act. The BDC Adviser is an indirect wholly owned subsidiary of Onex Corporation. The BDC Adviser serves as investment adviser to the Company on behalf of itself and its successors and may in the future serve as an investment adviser or sub-adviser to one or more Affiliated Entities.

C.	Onex Credit Adviser

Onex Credit Adviser, a Delaware limited liability company, is registered with the Commission as an investment adviser under the Advisers Act. Onex Credit Adviser is an indirect wholly-owned subsidiary of Onex Corporation. Onex Credit Adviser serves as investment adviser to certain Existing Affiliated Entities on behalf of itself and its successors and may in the future serve as an investment adviser to one or more Affiliated Entities.

D.	Other Existing Advisers

Onex Credit Management LLC and Onex Credit Partners Europe LLP are each a “relying adviser” under the Advisers Act through a single registration with Onex Credit Adviser on behalf of itself and its successors. The Existing Advisers operate under a single set of policies and procedures that are reasonably designed to comply with the requirements of the Advisers Act.

E.	Existing Affiliated Entities

The Existing Advisers are the investment advisers to the Existing Affiliated Entities. A complete list of the Existing Affiliated Entities and the Existing Advisers is included in Appendix A. Each Existing Affiliated Entity is a separate and distinct legal entity that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act.

III.	ORDER REQUESTED

The Applicants request an Order of the Commission under Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-1 thereunder to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), each Regulated Fund to be able to participate with one or more Affiliated Entities in Co-Investment Transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder.

A.	Applicable Law

Section 17(d), in relevant part, prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from effecting any transaction in which the registered investment company is “a joint or a joint and several participant with such person” in contravention of such rules as the SEC may prescribe “for the purpose of limiting or preventing participation by such [fund] on a basis different from or less advantageous than that of such other participant.”

[10]	The Board of each Future Regulated Fund will consist of a majority of members who are not “interested persons” of such Future Regulated Fund within the meaning of Section 2(a)(19) of the 1940 Act.

Rule 17d-1 prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from participating in, or effecting any transaction in connection with, any “joint enterprise or other joint arrangement or profit-sharing plan”11 in which the fund is a participant without first obtaining an order from the SEC.

Section 57(a)(4), in relevant part, prohibits any person related to a business development company in the manner described in Section 57(b), acting as principal, from knowingly effecting any transaction in which the business development company is a joint or a joint and several participant with such persons in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the business development company on a basis less advantageous than that of such person. Section 57(i) provides that, until the SEC prescribes rules under Section 57(a), the SEC’s rules under Section 17(d) applicable to registered closed-end investment companies will be deemed to apply to persons subject to the prohibitions of Section 57(a). Because the SEC has not adopted any rules under Section 57(a), Rule 17d-1 applies to persons subject to the prohibitions of Section 57(a).

Rule 17d-1(b) provides, in relevant part, that in passing upon applications under the rule, the Commission will consider whether the participation of a registered investment company in a joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

B.	Need for Relief

Each Regulated Fund may be deemed to be an affiliated person of each other Regulated Fund within the meaning of Section 2(a)(3) if it is deemed to be under common control because an Adviser is or will be either the investment adviser or sub-adviser to each Regulated Fund. Section 17(d) and Section 57(b) apply to any investment adviser to a closed-end fund or a business development company, respectively, including a sub-adviser. Thus, an Adviser and any Affiliated Entities that it advises could be deemed to be persons related to Regulated Funds in a manner described by Sections 17(d) and 57(b). The Existing Advisers are each indirectly wholly-owned by Onex Corporation, are under common control, and are thus affiliated persons of each other. Accordingly, with respect to the Existing Advisers, and any other Advisers that are deemed to be affiliated persons of each other, Affiliated Entities advised by any of them could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). In addition, any entities or accounts controlled by or under common control with an Existing Adviser, and/or any other Advisers that are deemed to be affiliated persons of each other that may, from time to time, hold various financial assets in a principal capacity, could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). Finally, with respect to any Wholly-Owned Investment Sub, Joint Venture, or BDC Downstream Fund of a Regulated Fund, such entity would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) of the 1940 Act and Rule 17d-l under the 1940 Act.

C.	Conditions

Applicants agree that any Order granting the requested relief will be subject to the following Conditions.

1. Same Terms. With respect to any Co-Investment Transaction, each Regulated Fund, and Affiliated Entity participating in such transaction will acquire, or dispose of, as the case may be, the same class of securities, at the same time, for the same price and with the same conversion, financial reporting and registration rights, and with substantially the same other terms (provided that the settlement date for an Affiliated Entity may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa). If a Participant, but not all of the Regulated Funds, has the right to nominate a director for election to a portfolio company’s board of directors, the right to appoint a board observer or any similar right to participate in the governance or management of a portfolio company, the Board of each Regulated Fund that does not hold this right must be given the opportunity to veto the selection of such person.12

[11]

Rule 17d-1(c) defines a “[j]oint enterprise or other joint arrangement or profit-sharing plan” to include, in relevant part, “any written or oral plan, contract, authorization or arrangement or any practice or understanding concerning an enterprise or undertaking whereby a registered investment company … and any affiliated person of or principal underwriter for such registered company, or any affiliated person of such a person or principal underwriter, have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking ….”

[12]	Such a Board can also, consistent with applicable fund documents, facilitate this opportunity by delegating the authority to veto the selection of such person to a committee of the Board.

2. Existing Investments in the Issuer. Prior to a Regulated Fund acquiring in a Co-Investment Transaction a security of an issuer in which an Affiliated Entity has an existing interest in such issuer, the “required majority,” as defined in Section 57(o) of the 1940 Act,13 of the Regulated Fund (“Required Majority”) will take the steps set forth in Section 57(f) of the 1940 Act,14 unless: (i) the Regulated Fund already holds the same security as each such Affiliated Entity; and (ii) the Regulated Fund and each other Affiliated Entity holding the security is participating in the acquisition in approximate proportion to its then-current holdings.

3. Related Expenses. Any expenses associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction, to the extent not borne by the Adviser(s), will be shared among the Participants in proportion to the relative amounts of the securities being acquired, held or disposed of, as the case may be.15

4. No Remuneration. Any transaction fee16 (including break-up, structuring, monitoring or commitment fees but excluding broker’s fees contemplated by section 17(e) or 57(k) of the 1940 Act, as applicable), received by an Adviser and/or a Participant in connection with a Co-Investment Transaction will be distributed to the Participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the Participants based on the amount they invest in such Co-Investment Transaction. No Affiliated Entity, Regulated Fund, or any of their affiliated persons will accept any compensation, remuneration or financial benefit in connection with a Regulated Fund’s participation in a Co-Investment Transaction, except: (i) to the extent permitted by Section 17(e) or 57(k) of the 1940 Act; (ii) as a result of either being a Participant in the Co-Investment Transaction or holding an interest in the securities issued by one of the Participants; or (iii) in the case of an Adviser, investment advisory compensation paid in accordance with investment advisory agreement(s) with the Regulated Fund(s) or Affiliated Entity(ies).

5. Co-Investment Policies. Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement policies and procedures reasonably designed to ensure that: (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co-Investment Transaction considers the interest in the Transaction of any participating Regulated Fund (the “Co-Investment Policies”). Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will provide its Co-Investment Policies to the Regulated Funds and will notify the Regulated Funds of any material changes thereto.17

[13]

Section 57(o) defines the term “required majority,” in relevant part, with respect to the approval of a proposed transaction, as both a majority of a BDC’s directors who have no financial interest in the transaction and a majority of such directors who are not interested persons of the BDC. In the case of a Regulated Fund that is not a BDC, the Board members that constitute the Required Majority will be determined as if such Regulated Fund were a BDC subject to Section 57(o) of the 1940 Act.

[14]

Section 57(f) provides for the approval by a Required Majority of certain transactions on the basis that, in relevant part: (i) the terms of the transaction, including the consideration to be paid or received, are reasonable and fair to the shareholders of the BDC and do not involve overreaching of the BDC or its shareholders on the part of any person concerned; (ii) the proposed transaction is consistent with the interests of the BDC’s shareholders and the BDC’s policy as recited in filings made by the BDC with the Commission and the BDC’s reports to shareholders; and (iii) the BDC’s directors record in their minutes and preserve in their records a description of the transaction, their findings, the information or materials upon which their findings were based, and the basis for their findings.

[15]	Expenses of an individual Participant that are incurred solely by the Participant due to its unique circumstances (such as legal and compliance expenses) will be borne by such Participant.
[16]	Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.
[17]	The Affiliated Entities may adopt shared Co-Investment Policies.

6. Dispositions:

(a) Prior to any Disposition18 by an Affiliated Entity of a security acquired in a Co-Investment Transaction, the Adviser to each Regulated Fund that participated in the Co-Investment Transaction will be notified and each such Regulated Fund given the opportunity to participate pro rata based on the proportion of its holdings relative to the other Affiliated Entities participating in such Disposition.

(b) Prior to any Disposition by a Regulated Fund of a security acquired in a Co-Investment Transaction, the Required Majority will take the steps set forth in Section 57(f) of the 1940 Act, unless: (i) each Affiliated Entity holding the security participates in the Disposition in approximate proportion to its then-current holding of the security; or (ii) the Disposition is a sale of a Tradable Security.19

7. Board Oversight

(a) Each Regulated Fund’s directors will oversee the Regulated Fund’s participation in the co-investment program in the exercise of their reasonable business judgment.

(b) Prior to a Regulated Fund’s participation in Co-Investment Transactions, the Regulated Fund’s Board, including a Required Majority, will: (i) review the Co-Investment Policies, to ensure that they are reasonably designed to prevent the Regulated Fund from being disadvantaged by participation in the co-investment program; and (ii) approve policies and procedures of the Regulated Fund that are reasonably designed to ensure compliance with the terms of the Order.

(c) At least quarterly, each Regulated Fund’s Adviser and chief compliance officer (as defined in Rule 38a-1(a)(4)) will provide the Regulated Fund Boards with reports or other information requested by the Board related to a Regulated Fund’s participation in Co-Investment Transactions and a summary of matters, if any, deemed significant that may have arisen during the period related to the implementation of the Co-Investment Policies and the Regulated Fund’s policies and procedures approved pursuant to (b) above.

(d) Every year, each Regulated Fund’s Adviser and chief compliance officer will provide the Regulated Fund’s Board with reports or other information requested by the Board related to the Regulated Fund’s participation in the co-investment program and any material changes in the Affiliated Entities’ participation in the co-investment program, including changes to the Affiliated Entities’ Co-Investment Policies.

(e) The Adviser and the chief compliance officer will also notify the Regulated Fund’s Board of a compliance matter related to the Regulated Fund’s participation in the co-investment program and related Co-Investment Policies or the Regulated Fund’s policies and procedures approved pursuant to (b) above that a Regulated Fund’s chief compliance officer considers to be material.

[18]	“Disposition” means the sale, exchange, transfer or other disposition of an interest in a security of an issuer.
[19]

“Tradable Security” means a security which trades: (i) on a national securities exchange (or designated offshore securities market as defined in Rule 902(b) under the Securities Act of 1933, as amended) and (ii) with sufficient volume and liquidity (findings which are to be made in good faith and documented by the Advisers to any Regulated Funds) to allow each Regulated Fund to dispose of its entire remaining position within 30 days at approximately the price at which the Regulated Fund has valued the investment.

8. Recordkeeping. All information presented to the Board pursuant to the order will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its Staff. Each Regulated Fund will maintain the records required by Section 57(f)(3) as if it were a business development company and each of the Co-Investment Transactions were approved by the Required Majority under Section 57(f).20

9. In the event that the Commission adopts a rule under the 1940 Act allowing co-investments of the type described in this Application, any relief granted by the Order will expire on the effective date of that rule.

IV.	STATEMENT IN SUPPORT OF RELIEF REQUESTED

Applicants submit that allowing the Co-Investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and their respective shareholders and (ii) the protections found in the terms and conditions set forth in this Application.

A.	Potential Benefits to the Regulated Funds and their Shareholders

Section 57(a)(4) and Rule 17d-1 (as applicable) limit the ability of the Regulated Funds to participate in attractive co-investment opportunities under certain circumstances. If the relief is granted, the Regulated Funds should: (i) be able to participate in a larger number and greater variety of investments, thereby diversifying their portfolios and providing related risk-limiting benefits; (ii) be able to participate in larger financing opportunities, including those involving issuers with better credit quality, which otherwise might not be available to investors of a Regulated Fund’s size; (iii) have greater bargaining power (notably with regard to creditor protection terms and other similar investor rights), more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (iv) benefit from economies of scale by sharing fixed expenses associated with an investment with the other Participants; and (v) be able to obtain better deal flow from investment bankers and other sources of investments.

B.	Shareholder Protections

Each Co-Investment Transaction would be subject to the terms and conditions of this Application. The Conditions are designed to address the concerns underlying Sections 17(d) and 57(a)(4) and Rule 17d-l by ensuring that participation by a Regulated Fund in any Co-Investment Transaction would not be on a basis different from or less advantageous than that of other Participants. Under Condition 5, each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement Co-Investment Policies that are reasonably designed to ensure that (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co Investment Transaction considers the interest in the Transaction of any participating Regulated Fund. The Co-Investment Policies will require an Adviser to make an independent determination of the appropriateness of a Co-Investment Transaction and the proposed allocation size based on each Participant’s specific investment profile and other relevant characteristics.

[20]

If a Regulated Fund enters into a transaction that would be a Co-Investment Transaction pursuant to this Order in reliance on another exemptive order instead of this Order, the information presented to the Board and records maintained by the Regulated Fund will expressly indicate the order relied upon by the Regulated Fund to enter into such transaction.

V.	PRECEDENTS

The Commission has previously issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to be able to participate in Co-Investment Transactions (the “Existing Orders”).21 Similar to the Existing Orders, the Conditions described herein are designed to mitigate the possibility for overreaching and to promote fair and equitable treatment of the Regulated Funds. Accordingly, the Applicants submit that the scope of investor protections contemplated by the Conditions are consistent with those found in the Existing Orders.

VI.	PROCEDURAL MATTERS

A.	Communications

Please address all communications concerning this Application, the Notice and the Order to:

Zachary Drozd

930 Sylvan Avenue

Englewood Cliffs, NJ 07632

(201) 541-2121

zdrozd@onex.com

Please address any questions, and a copy of any communications, concerning this Application, the Notice, and the Order to:

Rajib Chanda

rajib.chanda@stblaw.com

Steven Grigoriou

steven.grigoriou@stblaw.com

Simpson Thacher & Bartlett LLP

900 G Street NW

Washington, DC 20001

(202) 636-5500

B.	Authorizations

The filing of this Application for the Order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Board of the Company pursuant to resolutions duly adopted by the Board. Copies of the resolutions are provided below.

Pursuant to Rule 0-2(c), Applicants hereby state that each Applicant has authorized to cause to be prepared and to execute and file with the Commission this Application and any amendment thereto for an order pursuant to Section 57(i) and Rule 17d-1 permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1. The person executing the Application on behalf of the Applicants being duly sworn deposes and says that he has duly executed the Application for and on behalf of the applicable entity listed; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

[21]

See, e.g., FS Credit Opportunities Corp., et al. (File No. 812-15706), Release No. IC-35520 (April 3, 2025) (notice), Release No. IC-35561 (April 29, 2025) (order); Sixth Street Specialty Lending, Inc. et al. (File No. 812-15729), Release No. IC-35531 (April 10, 2025) (notice), Release No. IC-35570 (May 6, 2025) (order); Blue Owl Capital Corporation, et al. (File No. 812-15715), Release No. IC-35530 (April 9, 2025) (notice), Release No. IC-35573 (May 6, 2025) (order); BlackRock Growth Equity Fund LP, et al. (File No. 812-15712), Release No. IC-35525 (April 8, 2025) (notice), Release No. IC-35572 (May 6, 2025) (order).

The Applicants have caused this Application to be duly signed on their behalf on the 11th day of December, 2025.

ONEX DIRECT LENDING BDC FUND

By:	/s/ Zachary Drozd
Name: Zachary Drozd
Title: General Counsel

ONEX CREDIT ADVISOR, LLC

By:	/s/ Zachary Drozd
Name: Zachary Drozd
Title: General Counsel

ONEX CREDIT PARTNERS, LLC

By:	/s/ Zachary Drozd
Name: Zachary Drozd
Title: General Counsel

ONEX CREDIT MANAGEMENT LLC

By:	/s/ Zachary Drozd
Name: Zachary Drozd
Title: General Counsel

ONEX CREDIT PARTNERS EUROPE LLP

By: Onex Partners Europe UK Limited, its Designated Member

By:	/s/ Zachary Drozd
Name: Zachary Drozd
Title: Director

ONEX CREDIT FINANCE II CORPORATION

By: Onex Credit Partners, LLC, as Portfolio Manager

By:	/s/ Zachary Drozd
Name: Zachary Drozd
Title: General Counsel

ONEX DIRECT LENDING CAYMAN FUND, LLC

By:	/s/ Zachary Drozd
Name: Zachary Drozd
Title: Manager

ONEX CREDIT LENDING PARTNERS I LP

By: Onex Credit Lending Finance I Ltd., its general partner

By:	/s/ Vijayabalan Murugesu
Name: Vijayabalan Murugesu
Title: Director

ONEX SENIOR CREDIT FUND, L.P.

By: Onex Senior Credit GP, LLC, its general partner

By:	/s/ Zachary Drozd
Name: Zachary Drozd
Title: General Counsel

ONEX SENIOR CREDIT II, LP

By: Onex Senior Credit GP, LLC, its general partner

By:	/s/ Zachary Drozd
Name: Zachary Drozd
Title: General Counsel

OCP SENIOR CREDIT FUND INTERNATIONAL, LTD.

By:	/s/ Zachary Drozd
Name: Zachary Drozd
Title: Director

OCP SENIOR CREDIT PARTNERS, LP

By: Onex Senior Credit GP, LLC, its general partner

By:	/s/ Zachary Drozd
Name: Zachary Drozd
Title: General Counsel

ONEX CAPITAL SOLUTIONS (LUXEMBOURG), SCSP

By: Onex Credit Solutions Luxembourg GP SARL, its managing general partner

By:	/s/ Zachary Drozd
Name: Zachary Drozd
Title: Class A Manager

By:	/s/ Sascha Groll
Name: Sascha Groll
Title: Class B Manager

ONEX CAPITAL SOLUTIONS (LUXEMBOURG)
FEEDER, SCSP

By: Onex Credit Solutions Luxembourg GP SARL, its managing general partner

By:	/s/ Zachary Drozd
Name: Zachary Drozd
Title: Class A Manager

By:	/s/ Sascha Groll
Name: Sascha Groll
Title: Class B Manager

ONEX CAPITAL SOLUTIONS HOLDINGS, LP

By: Onex Capital Solutions GP, LP, its general partner
By: Onex Capital Solutions GP, LLC, its general partner

By:	/s/ Zachary Drozd
Name: Zachary Drozd
Title: General Counsel

OCS DYNACAST, LP

By: Onex Capital Solutions GP, LP, its general partner
By: Onex Capital Solutions GP, LLC, its general partner

By:	/s/ Zachary Drozd
Name: Zachary Drozd
Title: General Counsel

ONEX CAPITAL SOLUTIONS, LP

By: Onex Capital Solutions GP, LP, its general partner
By: Onex Capital Solutions GP, LLC, its general partner

By:	/s/ Zachary Drozd
Name: Zachary Drozd
Title: General Counsel

ONEX CREDIT HIGH YIELD BOND FUND, LP

By: Onex Credit High Yield GP, LP, its general partner
By: Onex Credit High Yield GP, LLC, its general partner

By:	/s/ Zachary Drozd
Name: Zachary Drozd
Title: General Counsel

ONEX CREDIT PROPRIETARY FUND LP

By: Onex Debt Opportunity Fund GP LLC, its general partner

By:	/s/ Amir Motamedi
Name: Amir Motamedi
Title: Director

ONEX STRUCTURED CREDIT OPPORTUNITIES FUND I, LP

By: Onex Structured Credit Opportunities I GP, LP, its general partner
By: Onex Structured Credit Opportunities I GP, LLC, its general partner

By:	/s/ Zachary Drozd
Name: Zachary Drozd
Title: General Counsel

ONEX STRUCTURED CREDIT OPPORTUNITIES
PARTNERS I, LP

By: Onex Structured Credit Opportunities I GP, LP, its general partner
By: Onex Structured Credit Opportunities I GP, LLC, its general partner

By:	/s/ Zachary Drozd
Name: Zachary Drozd
Title: General Counsel

ONEX STRUCTURED CREDIT OPPORTUNITIES
INTERNATIONAL FUND I, LLC

By: Onex Structured Credit Opportunities I GP, LP, its manager
By: Onex Structured Credit Opportunities I GP, LLC, its general partner

By:	/s/ Zachary Drozd
Name: Zachary Drozd
Title: General Counsel

ONEX STRUCTURED CREDIT OPPORTUNITIES FUND II, LP

By: Onex Structured Credit Opportunities II GP, LP, its general partner
By: Onex Structured Credit Opportunities II GP, LLC, its general partner

By:	/s/ Zachary Drozd
Name: Zachary Drozd
Title: General Counsel

ONEX STRUCTURED CREDIT OPPORTUNITIES
PARTNERS II, LP

By: Onex Structured Credit Opportunities II GP, LP, its general partner
By: Onex Structured Credit Opportunities II GP, LLC, its general partner

By:	/s/ Zachary Drozd
Name: Zachary Drozd
Title: General Counsel

ONEX STRUCTURED CREDIT OPPORTUNITIES
INTERNATIONAL FUND II, LLC

By: Onex Structured Credit Opportunities II GP, LP, its manager
By: Onex Structured Credit Opportunities II GP, LLC, its general partner

By:	/s/ Zachary Drozd
Name: Zachary Drozd
Title: General Counsel

OCP CLO 2014-5, LTD.

By: Onex Credit Partners, LLC, as Portfolio Manager

By:	/s/ Zachary Drozd
Name: Zachary Drozd
Title: General Counsel

OCP CLO 2014-6, LTD.

By: Onex Credit Partners, LLC, as Portfolio Manager

By:	/s/ Zachary Drozd
Name: Zachary Drozd
Title: General Counsel

OCP CLO 2014-7, LTD.

By: Onex Credit Partners, LLC, as Portfolio Manager

By:	/s/ Zachary Drozd
Name: Zachary Drozd
Title: General Counsel

OCP CLO 2015-9, LTD.

By: Onex Credit Partners, LLC, as Portfolio Manager

By:	/s/ Zachary Drozd
Name: Zachary Drozd
Title: General Counsel

OCP CLO 2015-10, LTD.

By: Onex Credit Partners, LLC, as Portfolio Manager

By:	/s/ Zachary Drozd
Name: Zachary Drozd
Title: General Counsel

OCP CLO 2016-11, LTD.

By: Onex Credit Partners, LLC, as Portfolio Manager

By:	/s/ Zachary Drozd
Name: Zachary Drozd
Title: General Counsel

OCP CLO 2016-12, LTD.

By: Onex Credit Partners, LLC, as Portfolio Manager

By:	/s/ Zachary Drozd
Name: Zachary Drozd
Title: General Counsel

OCP CLO 2017-13, LTD.

By: Onex Credit Partners, LLC, as Portfolio Manager

By:	/s/ Zachary Drozd
Name: Zachary Drozd
Title: General Counsel

OCP CLO 2017-14, LTD.

By: Onex Credit Partners, LLC, as Portfolio Manager

By:	/s/ Zachary Drozd
Name: Zachary Drozd
Title: General Counsel

OCP CLO 2018-15, LTD.

By: Onex Credit Partners, LLC, as Portfolio Manager

By:	/s/ Zachary Drozd
Name: Zachary Drozd
Title: General Counsel

OCP CLO 2019-16, LTD.

By: Onex Credit Partners, LLC, as Portfolio Manager

By:	/s/ Zachary Drozd
Name: Zachary Drozd
Title: General Counsel

OCP CLO 2019-17, LTD.

By: Onex Credit Partners, LLC, as Portfolio Manager

By:	/s/ Zachary Drozd
Name: Zachary Drozd
Title: General Counsel

OCP CLO 2020-8R, LTD.

By: Onex Credit Partners, LLC, as Portfolio Manager

By:	/s/ Zachary Drozd
Name: Zachary Drozd
Title: General Counsel

OCP CLO 2020-18, LTD.

By: Onex Credit Partners, LLC, as Portfolio Manager

By:	/s/ Zachary Drozd
Name: Zachary Drozd
Title: General Counsel

OCP CLO 2020-19, LTD.

By: Onex Credit Partners, LLC, as Portfolio Manager

By:	/s/ Zachary Drozd
Name: Zachary Drozd
Title: General Counsel

OCP CLO 2020-20, LTD.

By: Onex Credit Partners, LLC, as Portfolio Manager

By:	/s/ Zachary Drozd
Name: Zachary Drozd
Title: General Counsel

OCP CLO 2021-21, LTD.

By: Onex Credit Partners, LLC, as Portfolio Manager

By:	/s/ Zachary Drozd
Name: Zachary Drozd
Title: General Counsel

OCP CLO 2021-22, LTD.

By: Onex Credit Partners, LLC, as Portfolio Manager

By:	/s/ Zachary Drozd
Name: Zachary Drozd
Title: General Counsel

OCP CLO 2021-23, LTD.

By: Onex Credit Partners, LLC, as Portfolio Manager

By:	/s/ Zachary Drozd
Name: Zachary Drozd
Title: General Counsel

OCP CLO 2022-24, LTD.

By: Onex Credit Partners, LLC, as Portfolio Manager

By:	/s/ Zachary Drozd
Name: Zachary Drozd
Title: General Counsel

OCP CLO 2022-25, LTD.

By: Onex Credit Partners, LLC, as Portfolio Manager

By:	/s/ Zachary Drozd
Name: Zachary Drozd
Title: General Counsel

OCP CLO 2023-26, LTD.

By: Onex Credit Partners, LLC, as Portfolio Manager

By:	/s/ Zachary Drozd
Name: Zachary Drozd
Title: General Counsel

OCP CLO 2023-27, LTD.

By: Onex Credit Partners, LLC, as Portfolio Manager

By:	/s/ Zachary Drozd
Name: Zachary Drozd
Title: General Counsel

OCP CLO 2023-28, LTD.

By: Onex Credit Partners, LLC, as Portfolio Manager

By:	/s/ Zachary Drozd
Name: Zachary Drozd
Title: General Counsel

OCP AEGIS CLO 2023-29, LTD.

By: Onex Credit Partners, LLC, as Portfolio Manager

By:	/s/ Zachary Drozd
Name: Zachary Drozd
Title: General Counsel

OCP CLO 2023-30, LTD.

By: Onex Credit Partners, LLC, as Portfolio Manager

By:	/s/ Zachary Drozd
Name: Zachary Drozd
Title: General Counsel

OCP CLO 2024-31, LTD.

By: Onex Credit Partners, LLC, as Portfolio Manager

By:	/s/ Zachary Drozd
Name: Zachary Drozd
Title: General Counsel

OCP CLO 2024-32, LTD.

By: Onex Credit Partners, LLC, as Portfolio Manager

By:	/s/ Zachary Drozd
Name: Zachary Drozd
Title: General Counsel

OCP CLO 2024-33, LTD.

By: Onex Credit Partners, LLC, as Portfolio Manager

By:	/s/ Zachary Drozd
Name: Zachary Drozd
Title: General Counsel

OCP CLO 2024-34, LTD.

By: Onex Credit Partners, LLC, as Portfolio Manager

By:	/s/ Zachary Drozd
Name: Zachary Drozd
Title: General Counsel

OCP CLO 2024-35, LTD.

By: Onex Credit Partners, LLC, as Portfolio Manager

By:	/s/ Zachary Drozd
Name: Zachary Drozd
Title: General Counsel

OCP CLO 2024-36, LTD.

By: Onex Credit Partners, LLC, as Portfolio Manager

By:	/s/ Zachary Drozd
Name: Zachary Drozd
Title: General Counsel

OCP CLO 2024-37, LTD.

By: Onex Credit Partners, LLC, as Portfolio Manager

By:	/s/ Zachary Drozd
Name: Zachary Drozd
Title: General Counsel

OCP CLO 2024-38, LTD.

By: Onex Credit Partners, LLC, as Portfolio Manager

By:	/s/ Zachary Drozd
Name: Zachary Drozd
Title: General Counsel

OCP CLO AEGIS 2024-39, LTD.

By: Onex Credit Partners, LLC, as Portfolio Manager

By:	/s/ Zachary Drozd
Name: Zachary Drozd
Title: General Counsel

OCP CLO 2025-40, LTD.

By: Onex Credit Partners, LLC, as Portfolio Manager

By:	/s/ Zachary Drozd
Name: Zachary Drozd
Title: General Counsel

OCP AEGIS CLO 2025-41, LTD.

By: Onex Credit Partners, LLC, as Portfolio Manager

By:	/s/ Zachary Drozd
Name: Zachary Drozd
Title: General Counsel

OCP CLO 2025-42, LTD.

By: Onex Credit Partners, LLC, as Portfolio Manager

By:	/s/ Zachary Drozd
Name: Zachary Drozd
Title: General Counsel

OCP CLO 2025-43, LTD.

By: Onex Credit Partners, LLC, as Portfolio Manager

By:	/s/ Zachary Drozd
Name: Zachary Drozd
Title: General Counsel

OCP CLO 2025-44, LTD.

By: Onex Credit Partners, LLC, as Portfolio Manager

By:	/s/ Zachary Drozd
Name: Zachary Drozd
Title: General Counsel

OCP CLO 2025-45, LTD.

By: Onex Credit Partners, LLC, as Portfolio Manager

By:	/s/ Zachary Drozd
Name: Zachary Drozd
Title: General Counsel

OCP CLO 2025-46, LTD.

By: Onex Credit Partners, LLC, as Portfolio Manager

By:	/s/ Zachary Drozd
Name: Zachary Drozd
Title: General Counsel

OCP EURO CLO 2017-1 DESIGNATED ACTIVITY COMPANY

By: Onex Credit Partners, LLC, as Portfolio Manager

By:	/s/ Zachary Drozd
Name: Zachary Drozd
Title: General Counsel

OCP EURO CLO 2017-2 DESIGNATED ACTIVITY COMPANY

By: Onex Credit Partners, LLC, as Portfolio Manager

By:	/s/ Zachary Drozd
Name: Zachary Drozd
Title: General Counsel

OCP EURO CLO 2019-3 DESIGNATED ACTIVITY COMPANY

By: Onex Credit Partners, LLC, as Portfolio Manager

By:	/s/ Zachary Drozd
Name: Zachary Drozd
Title: General Counsel

OCP EURO CLO 2020-4 DESIGNATED ACTIVITY COMPANY

By: Onex Credit Partners, LLC, as Portfolio Manager

By:	/s/ Zachary Drozd
Name: Zachary Drozd
Title: General Counsel

OCP EURO CLO 2022-5 DESIGNATED ACTIVITY COMPANY

By: Onex Credit Partners, LLC, as Portfolio Manager

By:	/s/ Zachary Drozd
Name: Zachary Drozd
Title: General Counsel

OCP EURO CLO 2022-6 DESIGNATED ACTIVITY COMPANY

By: Onex Credit Partners, LLC, as Portfolio Manager

By:	/s/ Zachary Drozd
Name: Zachary Drozd
Title: General Counsel

OCPE CLO 2023-7 DESIGNATED ACTIVITY COMPANY

By: Onex Credit Partners, LLC, as Portfolio Manager

By:	/s/ Zachary Drozd
Name: Zachary Drozd
Title: General Counsel

OCP EURO CLO 2023-8 DESIGNATED ACTIVITY COMPANY

By: Onex Credit Partners, LLC, as Portfolio Manager

By:	/s/ Zachary Drozd
Name: Zachary Drozd
Title: General Counsel

OCP EURO CLO 2024-9 DESIGNATED ACTIVITY COMPANY

By: Onex Credit Partners, LLC, as Portfolio Manager

By:	/s/ Zachary Drozd
Name: Zachary Drozd
Title: General Counsel

OCP EURO CLO 2024-10 DESIGNATED ACTIVITY COMPANY

By: Onex Credit Partners, LLC, as Portfolio Manager

By:	/s/ Zachary Drozd
Name: Zachary Drozd
Title: General Counsel

OCP EURO CLO 2024-11 DESIGNATED ACTIVITY COMPANY

By: Onex Credit Partners, LLC, as Portfolio Manager

By:	/s/ Zachary Drozd
Name: Zachary Drozd
Title: General Counsel

OCP EURO CLO 2025-12 DESIGNATED ACTIVITY COMPANY

By: Onex Credit Partners, LLC, as Portfolio Manager

By:	/s/ Zachary Drozd
Name: Zachary Drozd
Title: General Counsel

OCP EURO CLO 2025-13 DESIGNATED ACTIVITY COMPANY

By: Onex Credit Partners, LLC, as Portfolio Manager

By:	/s/ Zachary Drozd
Name: Zachary Drozd
Title: General Counsel

OCP EURO CLO 2025-14 DESIGNATED ACTIVITY COMPANY

By: Onex Credit Partners, LLC, as Portfolio Manager

By:	/s/ Zachary Drozd
Name: Zachary Drozd
Title: General Counsel

ONEX EVERGREEN CREDIT MASTER FUND, L.P.

By: Onex Evergreen Credit GP, L.P. , its general partner
By: Onex Evergreen Credit GP, LLC, its general partner

By:	/s/ Zachary Drozd
Name: Zachary Drozd
Title: General Counsel

ONEX EVERGREEN CREDIT FEEDER FUND, L.P.

By: Onex Evergreen Credit GP, L.P. , its general partner
By: Onex Evergreen Credit GP, LLC, its general partner

By:	/s/ Zachary Drozd
Name: Zachary Drozd
Title: General Counsel

ONEX MPD SMA SERIES 2022-1, L.P.

By: Onex MPD Series 22-1 GP, L.P., its general partner
By: Onex MPD Series 22-1, GP, LLC, its general partner

By:	/s/ Zachary Drozd
Name: Zachary Drozd
Title: General Counsel

ONEX HIGH YIELD BOND FUND (CANADA)
By: Onex Canada Asset Management Inc., its manager

By:	/s/ David Copeland
Name: David Copeland
Title: Director

VERIFICATION

The undersigned states that he has duly executed the attached application, dated as of December 11, 2025, for and on behalf of the Applicants; and that all action necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts set forth are true to the best of his knowledge, information and belief.

/s/ Zachary Drozd
Name: Zachary Drozd
Date: December 11, 2025

APPENDIX A

Onex Credit Advisor, LLC, which is the investment adviser to the following Existing Affiliated Entities:

1.	ONEX DIRECT LENDING BDC FUND

Onex Credit Partners, LLC, which is the investment adviser to the following Existing Affiliated Entities:

1.	ONEX DIRECT LENDING CAYMAN FUND, LLC

2.	ONEX CREDIT LENDING PARTNERS I LP

3.	ONEX SENIOR CREDIT FUND, L.P.

4.	ONEX SENIOR CREDIT II, LP

5.	OCP SENIOR CREDIT FUND INTERNATIONAL, LTD.

6.	OCP SENIOR CREDIT PARTNERS, LP

7.	ONEX CREDIT PROPRIETARY FUND LP

8.	ONEX STRUCTURED CREDIT OPPORTUNITIES FUND II, LP

9.	ONEX STRUCTURED CREDIT OPPORTUNITIES PARTNERS II, LP

10.	ONEX STRUCTURED CREDIT OPPORTUNITIES INTERNATIONAL FUND II, LLC

11.	OCP CLO 2014-5, LTD.

12.	OCP CLO 2014-6, LTD.

13.	OCP CLO 2014-7, LTD.

14.	OCP CLO 2015-9, LTD.

15.	OCP CLO 2015-10, LTD.

16.	OCP CLO 2016-11, LTD.

17.	OCP CLO 2016-12, LTD.

18.	OCP CLO 2017-13, LTD.

19.	OCP CLO 2017-14, LTD.

20.	OCP CLO 2018-15, LTD.

21.	OCP CLO 2019-16, LTD.

22.	OCP CLO 2019-17, LTD.

23.	OCP CLO 2020-8R, LTD.

24.	OCP CLO 2020-18, LTD.

25.	OCP CLO 2020-19, LTD.

26.	OCP CLO 2020-20, LTD.

27.	OCP CLO 2021-21, LTD.

28.	OCP CLO 2021-22, LTD.

29.	OCP CLO 2021-23, LTD.

30.	OCP CLO 2022-24, LTD.

31.	OCP CLO 2022-25, LTD.

32.	OCP CLO 2023-26, LTD.

33.	OCP CLO 2023-27, LTD.

34.	OCP CLO 2023-28, LTD.

35.	OCP AEGIS CLO 2023-29, LTD.

36.	OCP CLO 2023-30, LTD.

37.	OCP CLO 2024-31, LTD.

38.	OCP CLO 2024-32, LTD.

39.	OCP CLO 2024-33, LTD.

40.	OCP CLO 2024-34, LTD.

41.	OCP CLO 2024-35, LTD.

42.	OCP CLO 2024-36, LTD.

43.	OCP CLO 2024-37, LTD.

44.	OCP CLO 2024-38, LTD.

45.	OCP CLO AEGIS 2024-39, LTD.

46.	OCP CLO 2025-40, LTD.

47.	OCP AEGIS CLO 2025-41, LTD.

48.	OCP CLO 2025-42, LTD.

49.	OCP CLO 2025-43, LTD.

50.	OCP CLO 2025-44, LTD.

51.	OCP CLO 2025-45, LTD.

52.	OCP CLO 2025-46, LTD.

53.	ONEX EVERGREEN CREDIT MASTER FUND, L.P.

54.	ONEX EVERGREEN CREDIT FEEDER FUND, L.P.

55.	ONEX MPD SMA SERIES 2022-1, L.P.

56.	OCP EURO CLO 2017-1 DESIGNATED ACTIVITY COMPANY

57.	OCP EURO CLO 2017-2 DESIGNATED ACTIVITY COMPANY

58.	OCP EURO CLO 2019-3 DESIGNATED ACTIVITY COMPANY

59.	OCP EURO CLO 2020-4 DESIGNATED ACTIVITY COMPANY

60.	OCP EURO CLO 2022-5 DESIGNATED ACTIVITY COMPANY

61.	OCP EURO CLO 2022-6 DESIGNATED ACTIVITY COMPANY

62.	OCPE CLO 2023-7 DESIGNATED ACTIVITY COMPANY

63.	OCP EURO CLO 2023-8 DESIGNATED ACTIVITY COMPANY

64.	OCP EURO CLO 2024-9 DESIGNATED ACTIVITY COMPANY

65.	OCP EURO CLO 2024-10 DESIGNATED ACTIVITY COMPANY

66.	OCP EURO CLO 2024-11 DESIGNATED ACTIVITY COMPANY

67.	OCP EURO CLO 2025-12 DESIGNATED ACTIVITY COMPANY

68.	OCP EURO CLO 2025-13 DESIGNATED ACTIVITY COMPANY

69.	OCP EURO CLO 2025-14 DESIGNATED ACTIVITY COMPANY

Onex Credit Management LLC, which is the investment adviser to the following Existing Affiliated Entities:

1.	ONEX CAPITAL SOLUTIONS (LUXEMBOURG), SCSP

2.	ONEX CAPITAL SOLUTIONS (LUXEMBOURG) FEEDER, SCSP

3.	ONEX CAPITAL SOLUTIONS HOLDINGS, LP

4.	OCS DYNACAST, LP

5.	ONEX CAPITAL SOLUTIONS, LP

6.	ONEX CREDIT HIGH YIELD BOND FUND, LP

7.	ONEX STRUCTURED CREDIT OPPORTUNITIES FUND I, LP

8.	ONEX STRUCTURED CREDIT OPPORTUNITIES PARTNERS I, LP
9.	ONEX STRUCTURED CREDIT OPPORTUNITIES INTERNATIONAL FUND I, LLC

Onex Credit Partners Europe LLP, which is the sub-investment adviser to the following Existing Affiliated Entities:

1.	OCP EURO CLO 2017-1 DESIGNATED ACTIVITY COMPANY

2.	OCP EURO CLO 2017-2 DESIGNATED ACTIVITY COMPANY

3.	OCP EURO CLO 2019-3 DESIGNATED ACTIVITY COMPANY

4.	OCP EURO CLO 2020-4 DESIGNATED ACTIVITY COMPANY

5.	OCP EURO CLO 2022-5 DESIGNATED ACTIVITY COMPANY

6.	OCP EURO CLO 2022-6 DESIGNATED ACTIVITY COMPANY

7.	OCPE CLO 2023-7 DESIGNATED ACTIVITY COMPANY

8.	OCP EURO CLO 2023-8 DESIGNATED ACTIVITY COMPANY

9.	OCP EURO CLO 2024-9 DESIGNATED ACTIVITY COMPANY

10.	OCP EURO CLO 2024-10 DESIGNATED ACTIVITY COMPANY

11.	OCP EURO CLO 2024-11 DESIGNATED ACTIVITY COMPANY

12.	OCP EURO CLO 2025-12 DESIGNATED ACTIVITY COMPANY

13.	OCP EURO CLO 2025-13 DESIGNATED ACTIVITY COMPANY

14.	OCP EURO CLO 2025-14 DESIGNATED ACTIVITY COMPANY

Existing Proprietary Accounts

1.	Onex Credit Finance II Corporation

Existing Affiliated Entities (not otherwise identified above)

1.	ONEX HIGH YIELD BOND FUND (CANADA)

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APPENDIX B

Resolutions of the Board of Trustees of Onex Direct Lending BDC Fund

WHEREAS, the Board has reviewed the Company’s Co-Investment Exemptive Application (the “Exemptive Application”), a copy of which is attached hereto as Exhibit A, for an order of the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 under the 1940 Act to permit certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 under the 1940 Act.

NOW, THEREFORE, BE IT

RESOLVED, that the Authorized Officers (as defined below), shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be executed, delivered and filed with the SEC the Exemptive Application, in substantially the form attached hereto as Exhibit A; and be it

FURTHER RESOLVED, that the Authorized Officers shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be made, executed, delivered and filed with the SEC any amendments to the Exemptive Application and any additional applications for exemptive relief as are determined necessary, advisable or appropriate by any of the Authorized Officers in order to effectuate the foregoing resolutions, such determination to be conclusively evidenced by the taking of any such action; and be it

FURTHER RESOLVED, that all acts and things previously done by any of the Authorized Officers, on or prior to the date hereof, in the name and on behalf of the Company in connection with the foregoing resolutions are in all respects authorized, ratified, approved, confirmed and adopted as the acts and deeds by and on behalf of the Company; and be it

FURTHER RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as the Authorized Officers may deem necessary and to identify by his or her signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval, by an officer authorized to give such approval, of any document, instrument or provision or any addition, deletion or change in any document or instrument.

[Approved by unanimous written consent of the Board of Trustees on July 15, 2025]

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